Filed Pursuant To Rule 433

Registration No 333-286293

October 1, 2025

SENIOR VP, DISTRIBUTION, GRAYSCALE INVESTMENTS, MATT MURPHY: Hey, Zach. Good afternoon.

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Hey, Matt. Good to see you.

MURPHY: Good to see you. I, I thought long and hard about how to ask you this question, Zach, and, and here's what we're gonna go with. Uh, the government may be shut down, but Grayscale is not. How's that for my intro today? Any, uh, any early thoughts on the shutdown without getting necessarily too far down the political rabbit hole?

PANDL: Well, I mean, may, maybe the right angle is, uh, something crypto related, which is, I was just looking at the Polymarket, uh, contract. You know, Polymarket is the prediction market, uh, blockchain based prediction market. And, uh, unfortunately, the most likely outcome, uh, according to the contract, is something like 10 to 30 days. So it could be a little while. I think two weeks is the average of the recent ones. Um, so, um, we could be flying by blind without things like economic statistics for a little while. Friday's jobs report could be a, a casualty, uh, to the shutdown. So an interesting, uh, couple of weeks, uh, coming up, uh, for, for markets, uh, you know, with everything else going on, this is make it harder to, to kinda read the economy.

MURPHY: Certainly something to keep our eye on, that's for sure. So we'll get, we'll get started right away today. Uh, good afternoon, everybody. My name is Matt Murphy, uh, senior VP of Distribution with Grayscale, uh, the world's largest crypto asset management company. Joining me today is, uh, Zach Panal Grayscales, head of Research. Good afternoon again, Zach.

PANDL: Great to be here.

MURPHY: Um, today's monthly crypto market update. Uh, we're gonna recap a few things. So, uh, by way of agenda number one, uh, where are we in the crypto cycle, uh, and Zach's views, and there are research team's views on current market performance. Uh, we'll go through some key news and other regulatory updates that have hit our market. Uh, as many people will know, crypto moves fast, and, uh, the last month has been no different. Uh, we'll discuss a handful of other research topics that Zach and the team are are focusing on. Uh, and lastly, we'll get to some Q&Aa from the audience. So, as a reminder for anybody that has questions during this call, feel free to submit them to info at Grayscale dot com. Uh, or you can always submit them during your, your registration process. So we'll get right into it today, Zach. One of the big topics lately has been, uh, the state of the crypto cycle. So, as many on this call will be aware, the supply of Bitcoin follows a four year halving cycle. Uh, so the rate of of new supply mind, uh, falls by half every four years until we reach the maximum 21 million coins. So if we look at the ups and downs of Bitcoin's price in the past, uh, Bitcoin price returns also seem to follow a four year pattern. Uh, and the current bull market has lasted just about three years. So people are naturally asking our team every day, we're out in the field talking about this every day. Uh, is this the end of the current cycle? So just talk to listeners about this issue. What is the message that we should be communicating to clients?

PANDL: Yep. Absolutely, Matt, great place to start. Thanks everybody for being on. This is the number one topic, uh, that financial advisors, institutional investors are asking, uh, uh, in our kinda in-person and online interactions, uh, these days. And before, kind of getting to the answer, I just wanna say that, you know, we are very focused on being long-term partners, uh, with our clients and, and investors. And we take very seriously, uh, when they ask us about these types of risk management, uh, topics, you know, there is, you know, risk in, in crypto and like in every asset class, and investors do need to think about the whole range of possible outcomes, different scenarios, uh, et cetera. That being said, uh, the message that I want to get across, uh, today is that cycles don't just die of old age. You know, they are grounded in some kind of, uh, fundamentals. And so the question is not so much about the time on the clock, it's about whether those fundamentals are, are still in place. And this kind of crypto bull market has been supported by kind of two main pillars. You know, the first is macro demand for scarce digital assets. Uh, you know, assets like Bitcoin and Ethereum can be a refuge from the risks of, from fiat currencies. And of course, you know, this is a, a long story that we can talk about or, or studio to our research on. But there is a huge macro demand for scarce commodity assets, whether that's gold and silver in traditional markets, or Bitcoin and Ethereum in crypto markets. So that, that macro demand is one of the pillars of the bull market, um, uh, currently. And the other is regulatory clarity for digital assets in the US. President Trump came into the office with a mandate from voters to bring regulatory clarity to this industry, uh, here to make sure that asset owners, businesses operating the space, software developers knew that, you know, crypto was going to have a place to, uh, stay in the, in the long run, uh, here, uh, in the US economy. So, you know, when I think about the, the cycle, I go back to those fundamentals, you know, do we still have these pillars in place, that macro demand for scarce digital assets and this process of, of regulatory clarity? And for me, the answer to those two things is, is yes. And as long as those fundamentals are pointing in the right direction, I think dips are gonna be relatively shallow, and that investors should anticipate valuations to be, uh, you know, making new highs. Um, you know, crypto is at a very different place than it was, you know, five or ten years ago. Uh, it's big, it's $4 trillion asset class. Uh, now it's much more integrated into, uh, different types of portfolios. There's different types of products and market structure and a and a much broader and more diverse investor base than there was, uh, in the past. And so I think investors should be rethinking things like, uh, the cycle and, you know, the, this four year, uh, timeline idea. And, uh, I think really try to focus on those fundamentals as long as the, those fundamental drivers of adoption and demand are in place. I think that this, uh, the expansion in valuations can continue.

MURPHY: All right, good. So, uh, cycle probably has further to go, but, um, maybe a little bit more, uh, near term crypto markets were a little choppy in September. Ethereum seemed to lag. Um, can you just dig into price performance from the last month and any of the key drivers or key trends that we saw?

PANDL: Absolutely. Let me start just with the top line numbers, our crypto sectors index. Our measure of broad, uh, crypto asset class and market capitalization. Weighted index was up 4%. Uh, during the month of September, Bitcoin was up 6%. And Ether the Ethereum network, uh, token was down, uh, 4%. So it was a, a mixed, uh, month, uh, overall slight gains, um, in, you know, for the asset class, uh, overall. And even though 6% is sort of okay, uh, for, for Bitcoin, I even, that's a decent, uh, gain. I do think it's fair to say that crypto lagged some other market, uh, segments. Um, gold was up 12%, AI related equities up 10%. So it was an okay month for, for, for Bitcoin, um, but not as hot as some of the white hot, uh, segments of, of traditional finance. So that's how I would kind of characterize it as a whole. Ethereum did lag, uh, this month. Ethereum had outperformed, uh, in the run up to September and the few months leading into, into September. And I think that that previous outperformance meant that there was a bit of a buildup of leverage, uh, in the, uh, Ethereum ecosystem or around the, the Ether token, uh, especially in what are called perpetual futures contracts, a type of futures contract that's a unique part of, of crypto market structure. And one feature of these, uh, contracts is they have a kind of auto liquidation mechanism. If, if the amount of margin becomes too low, they automatically liquidate, and this can lead to, uh, sharper down moves, uh, in price. So you had saw a big kind of wave of liquidation, uh, in Ethereum this last month on September 22nd and, and 25th, and these kind of stair step down, uh, in price as, as those, um, that leverage was, was cleared out. After that process, you saw funding rates, which are the, the cost of holding a long position in future, so funding rates turned, went from positive to negative, uh, and price began to stabilize., open interest came down, and my read would basically be that you have a, a cleaner sort of, uh, positioning picture from the standpoint of speculative traders. So more kind of balanced, uh, uh, market positioning, uh, for Ethereum heading in into October. So that's sort of, I think, how I would articulate the underperformance of, of Ether really tied to these, uh, liquidations on the other side of the, the spectrum. So Ether underperformed on the, on the outperformance side was actually artificial intelligence related assets. So in our crypto sectors framework where we divide the market, uh, up into distinct market segments, we have an AI crypto sector. The projects that are, are focused on AI applications, and that was really the outperformer this last month up about 20% in a market cap weighted, uh, sense for that, that index. Um, in, in September, driven by a couple of things Near, World Coin, Ather—these are different types of, uh, AI related, uh, crypto projects, um, you know, that investors can, can dig, dig into. There was also a fair amount of news around story protocol, intellectual property focused, uh, blockchain, uh, if you want more detail on that one, take a look at our, our monthly report where we, we spell out, uh, you know, some of these, uh, issues in, in more detail. So a mixed month for performance, you know, a slight gain for the market overall, Bitcoin doing a little bit better, uh, than the index ether underperforming, uh, and the AI crypto sector really the standout, uh, performer this last month.

MURPHY: Yeah, good. Uh, that covers, uh, a lot of the price performance, but I wanted to, to shift into maybe some of the key news items that hit the market over the course of the last month. Um, and it actually turns out that a lot of it was pretty central to Grayscale's business. Um, it's been an incredibly busy period here over the course of the last month. So just clue listeners into what's been going on, on the policy and regulatory front in particular.

PANDL: Yep. Absolutely. Couple things that I wanted to, to cover. Uh, the first is that the Securities and Exchange Commission, the SEC, approved generic listing standards for crypto exchange traded products, or, or ETPs, technically they call these commodity based trust shares, but these are crypto ETPs like the Bitcoin and Ether ETPs that are already available, uh, in market. Essentially, what this means is that the SEC is not gonna go one by one through each of the hundreds of different crypto assets, and, uh, determine, uh, whether they are a avail, you know, approved to be, uh, an ETP. Instead, they, uh, are going to use a set of generic criteria. And those criteria are, are related to technical issues around, uh, trading on certain qualified venues. But essentially, if, uh, a crypto token meets those criteria, it is approved, uh, to be listed as a, uh, ETP on, on an exchange. So for those of you who have followed this, uh, story, um, uh, you know, to this point, you'll know that it was a very long journey, uh, and a difficult journey to get the Bitcoin ETPs to market. And Grayscale played a central role, uh, in that, uh, process. Essentially, what these listing standards are going to mean is a more streamlined process for bringing new crypto ETPs, uh, to market, uh, for many different types of assets beyond Bitcoin and Ethereum. And I think investors can anticipate a significant increase in the number of crypto assets that are available in this product structure. So, a significant increase in the type of single asset crypto ETPs that are traded, uh, on, uh, on, on US, uh, markets. So a great increase in consumer choice and investor choice, and something that we're thrilled to see, uh, at Grayscale. At the same time, I, I do think it is worth pointing out, uh, that, uh, you know, we talk to investors, uh, every day, and one of the things that we hear, uh, repeatedly is that crypto can have a kind of overwhelming complexity. And while it's great to have that increase in consumer choice, uh, it can be overwhelming for some investors. So, um, we are also thrilled to be able to say that alongside that same announcement from the SEC on the generic listing standards, they approved the Grayscale CoinDesk Crypto 5 ETF. A diversified top five token, uh, product, uh, market cap weighted, uh, product that really introduces index investing, uh, for, uh, for crypto. Uh, so for investors that don't wanna be kind of token pickers and decide between all these different types of, of single asset products that are available in the market, this is a great solution, a way to get crypto, uh, beta, uh, crypto exposure, uh, into a portfolio in a kind of one-stop shop solution. So that, uh, product, um, was included alongside the same announcement, uh, on generic listing standards from the SEC. So that's sort of the first piece. Uh, Matt, uh, the, uh, second piece is that we saw more progress on market structure legislation, uh, in Congress. So, in July, uh, Congress passed on a bipartisan vote and was signed by the president, the Genius Act legislation that covered stable coins, uh, in the US. So we, uh, this is going to be the start of a comprehensive regulatory framework for payment stable coins in the US, one of the key use cases of blockchains and, and smart contracts, and a great, uh, step in terms of fully building out the regulatory framework here in the US. The next big piece is this market structure bill, which covers many other aspects of the blockchain based, uh, financial system and how it will operate alongside the traditional financial system, uh, in, in the US. So the house passed a version of this also back in July, also on a bipartisan basis that was called the Clarity Act.The Senate has taken up its own version of that, uh, bill sort of starting from, uh, scratch. And in the month of September, we saw further progress, uh, with that legislation. There was a new draft text, for example, that included some additional protections for decentralized finance, uh, something that was welcomed by the crypto industry, and also very encouragingly 12 Senate Democrats released their own framework, uh, for market structure, uh, legislation. And there was a lot of common ground, uh, between what the Democrats want to see and what the Republicans want to see out of this bill. And frankly, I saw it as encouraging news, an encouraging sign that we can continue to make bipartisan progress on this piece of legislation. We were thrilled that stablecoin legislation had broad bipartisan support market structure. The Bill and Co and the House, excuse me, had brought broad bipartisan support, and we seem to be seeing the same in the Senate. And so we are hopeful that by the end of this year, this legislation, uh, can get done a lot more steps to go. But in September, we saw basically the ball continue to move down the field. So two big pieces of, uh, further regulatory clarity from the SEC and progress in, in, uh, Congress and all this regulatory clarity that we've had since the start of the year, uh, really is leading to institutional engagement with crypto. And there's lots of examples of that. Just this last month, we had more IPOs, we had more work on tokenization, more product innovation around derivatives and stable coins. You could take a look at our, our full report for more details on that. But that's sort of the, the, you know, what the trend has been, regulatory clarity, driving institutional engagement with the asset class and the technology. And I think that basically that continued, uh, last month as well.

MURPHY: Yeah. Great. Macro update, Zach. Thank you. Um, I wanted to double back on one thing you said. You mentioned how crypto can sometimes feel overwhelming. I just wanted to remind listeners, um, grayscale's team is set up with coast to coast specialists, and so please continue to use us as, uh, as a point of leverage against learning more about the industry and scaling into the asset class, learning about allocating and, and helping educate clients because we're, uh, we're doing that now and we're happy to, uh, to help you and your clients move into the space as well. Um, Zach, you touched on, uh, the topic of AI in the intersection with crypto earlier. Um, what else has the team focused on in terms of just like all of the other developments that are happening within crypto these days?

PANDL: Yeah, there's, there's always so many things going on, and we're hesitant to kind of go too deep on these calls when we talk about this. But, uh, you know, the research team here, my, my team here at, at Grayscale is waist deep in these things all the time. So people wanna go deeper, uh, you know, beyond the major assets, uh, you know, that we're happy to be a resource on those, uh, topics as well. Two main things that I wanted to touch on. The first relates to exchanges. So in crypto, as I mentioned earlier, we have a particular type of derivative contract called a Perpetual Future. And, uh, over the course of this year, there's really been an emergence of a decentralized perpetual futures exchange. So futures exchange, but based on blockchain technology, decentralized, and that is called hyperliquid, something we've talked about on these calls in the past. Uh, we have a report on this topic people wanna dig, uh, in deeper. So hyperliquid has been one of the big success stories of, of this year and, and last year, a decentralized perpetual futures exchange. And really the news, uh, in September was an emergence of a new competitor in that space called Astar. This is supported by Changpeng Zhao, the founder of Binance. So really a kind of a heating up of this, uh, competition in perpetual futures. Uh, you know, something to watch. Definitely kind of a key focus for the crypto native audience, uh, this last, uh, month. The second topic, uh, that I wanted to touch on is, is on stable coins. A huge topic this year, of course, is the Genius Act. Uh, and stable coins are really a central part of the crypto ecosystem, uh, an area seeing a lot of growth and, and adoption. And one of the things that you're seeing built around, uh, stable coins are payments focused or stablecoins-focused blockchain, so specialized purpose UR blockchains specifically for payments or, or for stable coins. And we'll see how this all unfolds and how these things compete with general purpose chains like Ethereum and Solana over time. But it's been a big story recently. This last month, uh, we saw, uh, an emergence of a, a new one plasma payments focused, uh, stablecoin, and its token XPL. Uh, this grew its stablecoin supply very rapidly already the fifth largest, uh, chain in terms of stablecoin, uh, balances. So just something else to keep an eye on is as stable coins are, are growing up and seeing broader adoption, we're seeing the infrastructure around them, uh, like the underlying blockchains and other elements, uh, grow up as well and evolve as well. And so something to keep an eye on. So these perpetual futures, um, stablecoin chains, I think those are the two main sort of crypto native, uh, topics that, if you will, from, uh, from the last month.

MURPHY: Yeah, no shortage of topics. Um, I wanted to get to some q and a from the audience, Zach. Um, I wanted, uh, to, to drill into something that you touched on a little bit earlier, but maybe we can just explore it a little bit more fully. Um, and that is, uh, Bitcoin's performance year to date versus gold. Um, it feels like there's a lot of tailwinds, whether it's regulation, ETF flows, institutional adoptions, you know, stablecoin and general industry growth, as you mentioned, um, and yet gold outperformed. So, maybe just dive into that a little bit more for us.

PANDL: Yeah, absolutely. The investment thesis, the, the macro, uh, investment thesis for both of these types of assets is, is broadly, uh, similar. Um, that they are scarce commodities that can serve as a monetary medium, and they can provide a refuge from fiat currency risks. And the things that drive investors to buy gold and buy Bitcoin are very similar in that regard, but they are, uh, they are different. Bitcoin is like gold, but it's still growing. You know, we think that gold is the past and bitcoin is the future. Uh, but, but gold is already a nation state asset very widely held by nation states, for example. And, bitcoin we still think is on that path. It has a different buyer base and therefore different, uh, price, behavior and correlations and, and this sort of, uh, thing, gold is a great asset, an important asset, and the kind of macroeconomic imbalances that, uh, you know, drive my own investment thesis for for Bitcoin are, are very much the same kind of things that drive investors to, uh, to buy, uh, uh, gold. So gold has huge, uh, tailwinds. The difference though is gold doesn't have all this FinTech related stuff growing up around it. Now, Bitcoin is one use case of blockchain technology, but it has spawned a whole industry of other things. You know, we've touched on some of those today, whether it's stable coins, tokenized assets, AI related applications, there's $2 trillion of FinTech related stuff, uh, growing up around, uh, Bitcoin. So I believe that as blockchains become more ubiquitous, uh, in the financial system, it will be very natural for the dominant store of value assets in our financial system to be something digital and based on, on blockchains. So gold is an important asset, uh, today. It's quite a lot bigger, uh, than Bitcoin and of course has achieved this sort of nation state asset that Bitcoin hasn't quite achieved, uh, yet. Uh, but you know, we think that that's sort of a story of the past, that that gold is, is the past and Bitcoin is the future of this investment piece, I think quite reasonable for investors to hold both of them in the portfolio. And it is important to think about these different price behaviors, um, as, as well, whether it's, uh, volatilities or correlations when you're, uh, building a complete portfolio.

MURPHY: Yeah, complimentary assets for sure.

PANDL: Complimentary. Yeah.

MURPHY: You, you hit on an interesting thing there and, and we get this question all the time of, um, like, what's the utility for some of these blockchains? Like, so like when am, when am I gonna see any of this hit my user experience? Um, so putting Bitcoin to the side, maybe you can give us one or two different examples of, uh, of blockchain technologies or, or protocols that, um, are actually like expanding to main market. You mentioned stablecoin, so maybe, maybe that's one, but I'll, I'll leave it open-ended for you.

PANDL: Yeah, let, let's, let's keep a focus on stable coins and, and tokenized assets. Uh, so stable coins are just payments technology, regulated payments, uh, technology, you know, I think it is, uh, you know, not something that should be considered, you know, stranger or controversial. And, what it allows us to do is just to make peer-to-peer digital payments. So I can send, uh, Matt, uh, dollars instantaneously anywhere in the world that, uh, settle, uh, right, uh, in a few seconds, uh, say, without the use of an intermediary like a bank or a correspondent bank. And so places that will benefit from that type of payments efficiency are where, uh, stable coins have seen the most adoption. So cross border payments are by and far the most common, particularly, uh, in emerging markets and businesses that have lots of, uh, cross-border payment needs. Um, a well-known example is SpaceX, uh, for example, have adopted stable coins to help manage, uh, that process. So, you know, kind of payments technology is one piece of it, and you're seeing it adopted first in cross-border payments, and especially at a B2B business to business, uh, level. And it'll take a little time for this to become ubiquitous, uh, consumer technology in the US and starting to compete with credit card payments. I think that is coming particularly for online payments in the, you know, not too distant future. I think when you make an online, you know, checkout experience, you're gonna see different options. You see credit cards and maybe some fintechs today, you know, stable coins will be part of that list in the not too distant future. So that's sort of the payments use case. And the other is tokenized assets. You know, this is just getting started. Uh, it has a long way to go, but it is a kind of change to the infrastructure of how capital markets, uh, work. And, Matt, you asked the question in, in the way, you know, when am I gonna see this? And I think in some ways you won't see it because it's a kind of back office innovation, in financial markets, the difference is going to be at the level of, you know, what the consumer gets, uh, how the consumer, uh, gets value. So, you know, your experience with your brokerage account, uh, for, for example, is gonna be similar. You're gonna have a web interface and you're gonna be buying and selling different assets that you want exposure to, but in the back end, there's going to be a blockchain instead of lots of intermediary, uh, balance sheets. And that simple innovation is gonna give us some value, it's gonna allow us to trade 24/7, it's going to allow us to send assets across border with low, uh, friction. It's gonna allow us to interact with different types of financial tools, uh, in a new way. So tokenized assets, I think are a great, uh, example as well, but at some level, you're not going to see it, uh, like a kind of consumer application. It's an infrastructure kind of financial infrastructure innovation, a back office innovation. And that's exciting for people that are interested in how the financial system works, but the hope is that consumers just get benefits and they don't even have to think about the blockchain, uh, in the back. So stablecoins, tokenized assets, I think are the best examples of, uh, you know, kind of simple use cases that people can understand, uh, beyond Bitcoin.

MURPHY: Yeah. Thanks. Um, one more question for you, Zach. And I guess just to frame it up, you know, as I look at the crypto asset class or Bitcoin, um, it's maybe developing in like the exact opposite ways a traditional asset class might develop. So if you think about the CLO market, just to pick one, um, out of a hat, CLOs start as eight figure investment minimums, um, institutional investment only effectively and eventually trickle down into ETFs and into retail portfolios. Um, crypto, uh, began as a retail product, right? So you had a bunch of individual investors with, uh, with wallets, and it's, it's slowly creeping up market towards institutional investors. So with that as background, um, how are institutional allocators approaching crypto? Like, like where is adoption at this point? Um, any thoughts on, just like the professional investors getting into the Bitcoin space or the digital asset space? Yeah,

PANDL: That's right. The crypto is a bottom up grassroots, retail first, uh, phenomenon. And it's being brought to institutions through things like regulatory clarity, which allows us to create products that, uh, institutions want to invest in. Where are we in that process? Look, we've come a very long way, uh, but it is still quite early, uh, innings. And maybe the way that I would characterize it, uh, Matt, is that, you know, with any kind of new technological adoption, there's a kind of a process of an s-curve, you know, is how, how you can think about it, that there's a early adopters and it takes a little while for the ball to get, uh, rolling and, and somewhat slow growth at the beginning. And I think, you know, the last couple of years can be characterized, uh, as that, you know, we are, you know, we're still at the education process, uh, for many types of investors, and you see some early adopters. My belief, though, is that we are at the kind of thick part of the adoption curve now, and that over the next five years or so, you will see an accelerating rate, uh, of adoption and many more types of investors incorporating digital assets in, in your portfolio, in their portfolios. And then of course, at some point in the future, just like every new technology, there will be a slowing of that. You know, once it becomes extremely common, uh, to have these assets, uh, in, uh, portfolios, then, you know, then the, uh, adoption rate will slow down. You will, you will reach a kind, it'll kind of be normal for it always to be a certain percent of investor portfolios and also the return prospects for the, uh, and the volatility for the assets, uh, can, can change. And so, uh, you know, I I think this is a very exciting five-year period, uh, for, for crypto where we're going to see a huge wave of that type of adoption and, and gray scale's role, uh, in that is to create efficient products for investors and educate them about the use cases and how to incorporate them in the, in portfolios. And, and we're doing exactly that, Matt, as you know, um, uh, that, that process every single day helping investors through this, uh, journey.

MURPHY: Yeah, well said Zach. Um, so we can draw it there. Uh, with that, uh, I appreciate everyone's time. Uh, thank you for joining us today to keep up with the crypto market as, uh, we covered no shortage of news going on. Uh, so we'll continue to do these calls monthly. Uh, please stay on the lookout. Make sure to register for next month's call. It'll be on the first or second business day of November. Hard to say, we're already talking about November this year, but, uh, but here we are. Um, I'd encourage all of the listeners to visit our research website to learn more about, uh, the work that, uh, that Zach and team are publishing on a regular basis. Uh, that's available at research dot Grayscale dot com. Uh, you can always contact us at info at Grayscale dot com or use our inbound, uh, 800 phone number, that is (866) 775-0313. So thank you very much. I appreciate it. Uh, Zach, thank you as always. Uh, it's been a pleasure and we look forward to joining everybody next month.

PANDL: Thanks, Matt.

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